

February 3, 2014

Via E-Mail
Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Amended Schedule TO-T filed January 30, 2014 by Java Corp. and**
> **The Men's Wearhouse, Inc.**
> **SEC File No. 005-55471**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed January 30, 2014 by Java Corp. and The Men's Wearhouse, Inc.**
> **File No. 000-23874**

Dear Mr. Seidman:

We have limited reviewed your responses and revised filings and have the following comments.

Offer to Purchase

Conditions of the Offer, page 32

1. We reissue prior comment 8. We do not believe that adding a reasonableness standard to the referenced condition renders the condition objectively determinable.

2. We reissue prior comment 9. It is unclear how maintaining the language "we become aware" while adding "or would reasonable be expected to become aware" would not allow the bidders to determine the satisfaction or failure of a condition in their own offer.

Soliciting Materials

3. Please provide us with supplemental support for your assertion that JOSB is "pursuing an alternative transaction, including a material acquisition."

Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
February 3, 2014
Page 2

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions